Exhibit 99.2

March 12, 2009

Great Basin Gold Ltd.

United States Securities and Exchange Commission

Dear Sirs/Mesdames:

Great Basin Gold Ltd. — Registration Statement on Form F-10

We write with reference to the Company’s registration statement on Form F-10 (File No. 333-157767) filed March 6, 2009, the Amendment No. 1 to the Form F-10 filed March 11, 2009, and any amendments thereto and any registration statements filed pursuant to Rule 429 under the United States Securities Act of 1933, as amended, and any documents incorporated by reference therein.

In connection with the Prospectus Supplement of Great Basin Gold Limited dated March 12, 2009 (the “Prospectus Supplement”), we consent to the references to our name under the headings “Documents Filed as Part of the Registration Statement” and “Legal Matters” and consent to the use of our firm’s name and reference to our opinion under the heading “Material U.S. Federal Income Tax Considerations” in the Prospectus Supplement.

Yours truly,

LANE POWELL PC

/s/ LANE POWELL PC

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